Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone:  (215) 564-8000
Fax:  (215) 564-8120

[SRSY logo]

DECEMBER 28, 2009

VIA EDGAR TRANSMISSION
Michael Shaffer and Brion Thompson
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           RBC Funds Trust – Second Response to SEC Staff Comments Regarding
Post-Effective Amendment No. 29 (Registration Nos. 333-111986 / 811-21475)

Dear Mr. Shaffer and Mr. Thompson:

I am writing on behalf of RBC Funds Trust (the “Registrant”) to provide information that supplements our letter to Mr. Thompson dated December 18, 2009 in which we responded to Securities and Exchange Commission ("SEC" or "Commission") staff comments relating to the post-effective amendment to the Registrant’s Registration Statement on Form N-1A filed on October 16, 2009 pursuant to Rule 485(a) under the Securities Act of 1933 to register the shares of a new series of the Registrant, the RBC Mid Cap Value Fund (the “Fund”).1

The post-effective amendment filed under Rule 485(a) will automatically become effective this Wednesday, December 30, 2009.  After discussing our responses with you, the Registrant intends to file a post-effective amendment to the Registrant’s Registration Statement on Form N-1A relating to the Fund under Rule 485(b), which incorporates the Registrant’s responses to the Staff’s comments (the “Amendment”).  The Registrant plans to commence fund operations prior to the end of the calendar year so that the Fund can have a full calendar year of operations in 2010.

I.           Overview

As we discussed last week, the Registrant intends to present the historical performance information contained in the Voyageur Mid Cap Value Equity Composite (the “Composite”) in the Fund Management section of the Fund prospectus.  The Composite shows the investment performance record earned by the Fund’s portfolio management team while managing client accounts in a manner that is substantially similar to the manner in which they will manage the Fund (the proposed prospectus disclosure is attached as Exhibit A to this letter).  You have asked
_________________________________
1           The SEC Accession No. for the 485(a) amendment is 0000897101-09-002033.  The SEC Accession No. for the initial comment response letter is 0001137439-09-000105.

us to clarify why the Registrant believes that the presentation of the performance information is appropriate under relevant laws, regulations and SEC staff interpretations, given that the Composite performance record includes a period when the portfolio managers worked at a different investment advisory firm.

For the reasons described in the Discussion section below, the Registrant believes that the proposed Fund prospectus disclosure regarding the related performance information in the Composite: (1) provides information that is relevant and meaningful to prospective shareholders of the Fund, (2) is accurate and not misleading, (3) does not obscure or impede understanding of information that is required in the Fund’s prospectus, and (3) contains all disclosures that are required to comply with relevant laws, regulations and SEC staff interpretive positions relating to (i) the presentation of related performance in a mutual fund prospectus, (ii) the portability of an investment performance record from one advisory firm to another, and (iii) general antifraud requirements.

                 In addition, the Registrant also believes that it is important that the entire performance record be shown in one seamless presentation including all relevant time periods, as opposed to some other method.

              For examples of prospectus disclosure that includes the related performance record of an adviser encompassing time periods when the portfolio managers worked at a prior or predecessor firm, see the disclosure regarding Polaris Capital Management, LLC’s Polaris International Equity Composite and PNC Capital Advisors, Inc.’s Large Cap Core Equity Net Composite, in the Allegiant Funds Rule 497(c) filing at the following link: http://sec.gov/Archives/edgar/data/778202/000095012309048735/allegiant_497c.txt ..

The Registrant is a multi-series investment company operated and managed by Voyageur Asset Management Inc. (“Voyageur”), which is the investment adviser to each of the Registrant’s mutual funds, including the Fund.  Voyageur (which will be renamed RBC Global Asset Management (U.S.) Inc. effective December 31, 2009) is a wholly-owned subsidiary of RBC Capital Markets Holdings (USA) Inc., which is an indirect wholly-owned subsidiary of Royal Bank of Canada (“RBC”), one of North America’s leading diversified financial services companies.

The members of the Fund’s portfolio management team are responsible for the entire performance record in the Composite.  The performance presented for the period January 1, 2001, through May 5, 2006, represents the Mid Cap Value Equity performance track record established by the team while they were employed by a different investment advisory firm, which also is part of a large financial services organization.  From May 8, 2006, forward, the Composite performance information represents all relevant accounts managed by the same portfolio management team since joining Voyageur.  Prior to hiring the Mid Cap Value portfolio management team, Voyageur had no other mid cap value accounts or performance record.  In connection with the preparation of the Composite, Voyageur entered into an agreement with the prior advisory firm under which Voyageur acquired the relevant books and records necessary to document the historical performance record of the Composite.  Voyageur has prepared and presents the Composite performance information in compliance with the Global Investment Performance Standards (“GIPS®”).

II.           Discussion

Section 34(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), in relevant part, makes it unlawful for a fund to (1) include in a registration statement filed with the Commission any untrue statement of a material fact, or (2) omit to state any fact necessary in order to make the information in a registration statement not materially misleading.  However, the SEC staff has long held the position that neither Section 34(b) of the 1940 Act nor Section

206 of the Investment Advisers Act of the 1940 Act, as amended, prohibits a fund from including in its prospectus the performance of its adviser’s other accounts, provided that the performance is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus.  See Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996) (“Nicholas Applegate”); Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996) (“Bramwell”).  As discussed more fully below, the Registrant submits that inclusion of the Composite information in the Fund’s prospectus, including performance information from the portfolio managers’ prior firm, is consistent with prior SEC staff no-action letters and is thus not misleading and does not obscure or impede understanding of information that is required to be in the Fund’s prospectus.

A.	Inclusion of Composite Information is Consistent with Nicholas-Applegate

In Nicholas-Applegate, the SEC staff agreed that a fund may include in its prospectus the private account performance of the fund’s adviser, provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus.  Specifically, the SEC staff agreed that the disclosure of private account performance information of the fund’s adviser in the fund’s prospectus would not be misleading or impede the understanding of information required in the fund’s prospectus, provided that:

▪	the adviser’s private account performance is not given greater prominence from the fund’s performance;

▪
the private account performance is accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund;

▪	the private account performance composite is compared to an appropriate securities index; and

▪
the private account performance composite is accompanied by disclosure that private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the private account composite.

As noted above, the performance information of the Composite is not given greater prominence than the Fund’s performance but rather appears later in the prospectus in Fund Management section.  There is prominent disclosure that the Composite’s performance does not represent the historical performance of the Fund and that the Composite’s performance is not indicative of the future performance of the Fund.  Finally, the Composite is compared to an appropriate securities index and is accompanied by the following disclosure:

The accounts that are included in the Composite are not subject to the same type of expenses to which the Fund is subject and are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed by the federal securities and tax laws.  Consequently, the performance results for the Composite could have been adversely affected if the accounts in the Composite were subject to the same federal securities and tax laws as the Fund.  In addition, while the accounts comprising the Composite incur inflows and outflows of cash from clients, there can be no assurance that the continuous offering of the Fund’s shares and the Fund’s obligation to redeem its shares will not adversely impact the Fund’s performance.

Accordingly, the Registrant respectfully submits that the performance information of the Composite is consistent with Nicholas-Applegate and therefore is not presented in a misleading manner and does not impede understanding of information that is required in the Fund’s prospectus.

B.           Inclusion of Composite Information is Consistent with Bramwell

In Bramwell, the SEC staff took the position that it would not be misleading for a fund to include in its prospectus the performance information of another fund (“prior fund”) that was previously managed by the fund’s portfolio manager, provided that (i) no other person played a significant part in achieving the prior fund’s performance; and (ii) the performance information for the prior fund is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the fund’s prospectus.  Although Bramwell concerned the inclusion of the performance information of a portfolio manager’s prior fund, the staff’s rationale for granting no-action relief should be applicable to the Fund’s inclusion of the performance information of the Composite.  As noted above, Composite performance presented for the period January 1, 2001, through May 5, 2006, represents the Mid Cap Value Equity track record established by the Fund’s portfolio management team while affiliated with a prior investment advisory firm (“prior firm performance”).  However, consistent with Bramwell, no persons other than the portfolio management team played a significant part in achieving the prior firm performance.  In addition, as discussed above, the Composite performance information is not presented in a misleading manner and does not obscure or impede understanding of information regarding the Fund’s performance.  Accordingly, the performance information for the Composite is consistent with Bramwell.

C.	Composite Information is Consistent with SEC Staff No-Action Letters on Portability

The Composite’s inclusion of accounts previously managed by the Fund’s portfolio management team while at a prior firm also is consistent with prior SEC staff positions.  In a line of no-action letters, the SEC staff has permitted an investment adviser to cite as its own performance (portability) the performance of a predecessor firm or a firm at which the investment adviser’s portfolio managers previously managed similar accounts.2  The staff’s position was based primarily on representations that (i) no persons other than the investment adviser’s portfolio managers played a significant part in the performance of similarly managed accounts of the prior firm; (ii) the portfolio managers continue to play a significant part in the performance of the accounts at the current firm; (iii) the performance of those accounts that became accounts of the portfolio managers at the current firm was not materially different from the performance of those accounts at the prior firm that did not transfer to the current firm; and (iv) the composite performance is accompanied with relevant disclosures, including that performance results were from accounts managed at a prior firm.3   The performance information for the Composite fully satisfies these conditions.  Accordingly, the Registrant respectfully submits that the presentation of performance information for the Composite in the Fund's prospectus is not misleading and does not obscure or impede understanding of information that is required in the Fund’s prospectus.

III.           Conclusion

As discussed above, the SEC staff has long held the position that a fund is permitted to include information that is not required in the prospectus provided the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required in a fund’s prospectus.  The Registrant submits that the Composite information is accurate and provides information that is relevant and meaningful to prospective shareholders of the Fund.  Also, Registrant submits that the inclusion of the Composite performance information in the Fund’s prospectus is consistent with Nicholas-Applegate, Bramwell, and prior no-action letters regarding the portability of an adviser’s performance.  Therefore, inclusion of the Composite performance information as proposed would not be misleading and would not obscure or impede understanding of information required in the Fund’s prospectus.  The Registrant also believes that it is materially important that the entire performance record be shown in one seamless presentation including all relevant time periods, as opposed to some other method.

The Registrant acknowledges that:  (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the

____________________________

2
See e.g., Fiduciary Management Associates, Inc., SEC No-Action Letter (Mar. 5, 1984); Conway Asset Management, Inc., SEC No-Action Letter (Jan. 27, 1989); and Horizon Asset Management LLC, SEC No-Action Letter (Sept. 13, 1996).

3	Id.

Commission or any person under the federal securities laws of the United States.

Kindly direct any questions concerning this letter to the undersigned at (215) 564-8198.

Sincerely,

/s/Michael P. O’Hare
Michael P. O’Hare

cc:           Lee Greenhalgh, Esq., Secretary, RBC Funds Trust
Jodi DeFeyter, Voyageur Asset Management, Inc.

Appendix A

Historical Performance Data

The following tables show historical performance information for the Voyageur Mid Cap Value Equity Composite (the “Composite”).  The performance information for the Composite does not represent the performance of the Fund. The performance information for the Composite should not be considered a substitute for the Fund’s performance.  Performance is historical and does not guarantee or represent the future performance of the Fund or of the Advisor.  The Composite consists of actual, fee-paying, discretionary advisory client accounts managed by the Fund’s portfolio management team according to a Mid Cap Value investment strategy that has the same investment objective, and uses substantially similar investment policies and techniques as those of the Fund.  For additional information on the members of Voyageur’s Mid Cap Value portfolio management team, see “Portfolio Managers” above.  The members of the Fund’s portfolio management team have managed the Composite since 2001.  The Composite is provided solely to illustrate the past performance of the Advisor in managing substantially similar accounts.  The performance presented for the period January 1, 2001, through May 5, 2006, represents the Mid Cap Value Equity track record established by the Fund’s portfolio management team while affiliated with a prior firm.  From May 8, 2006, forward, the Composite information represents accounts managed by the same portfolio management team since joining the Advisor.  A complete list and description of the Advisor’s composites is available upon request.

The manner in which the performance was calculated for the Composite differs from that of registered mutual funds such as the Fund.  The Advisor has prepared and presented the performance information for the Composite in compliance with the Global Investment Performance Standards (“GIPS®”). All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses.  Except as otherwise noted, all returns reflect the payment of investment management fees, brokerage commissions and execution costs paid by the accounts included in the composite, without taking into account federal or state income taxes.  Custodial fees, if any, were not included in the calculations.  Securities are valued as of trade-date. The results are based on fully discretionary accounts under management, including those accounts no longer with the firm.  There is no minimum asset size below which portfolios were excluded from the Composite.  The currency used to express performance in the Composite is the U.S. dollar.  Performance results are presented both net of investment management fees and gross of investment management fees and include the reinvestment of all income.  Because of variation in fee levels, the “net of fees” Composite returns may not be reflective of performance in any one particular account.  Therefore, the performance information shown below is not necessarily representative of the performance information that typically would be shown for a registered mutual fund.

The accounts that are included in the Composite are not subject to the same type of expenses to which the Fund is subject and are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed by the federal securities and tax laws.  Consequently, the performance results for the Composite could have been adversely affected if the accounts in the Composite were subject to the same federal securities and tax laws as the Fund. In addition, while the accounts comprising the Composite incur inflows and outflows of cash from clients, there can be no assurance that the continuous offering of the Fund’s shares and the Fund’s obligation to redeem its shares will not adversely impact the Fund’s performance.

The investment results for the Composite are not intended to predict or suggest the future returns of the Fund.  Total return performance of the Fund is calculated in accordance with the regulations of the SEC.  The SEC standardized average annual total return is neither time weighted or asset weighted and is determined for specified periods by computing the annualized percentage change in the value of an initial amount that is invested in a share class of the Fund at the maximum public offering price.  Investors should be aware that the use of a methodology different than that used below to calculate performance could result in different performance data.

Mid Cap Value Equity Composite(1)

Year	Composite Return Net of Investment Management Fees(2)	Composite Return Gross of Investment Management Fees	Benchmark (Russell Midcap Value Index(3)) Return	Composite Dispersion(4)	Number of Accounts	Market Value ($MM)	Percentage of Firm Assets	Total Firm Assets ($MM)(5)
2009 YTD(6)	24.7%	25.2%	27.6%	N/A	3	18.9	<1%	40,258.9
2008	-31.0%	-30.6%	-38.4%	0.3%	2	8.6	<1%	32,140.1
2007	5.9%	6.4%	-1.4%	0.2%	2	12.4	<1%	32,045.1
2006	18.9%	19.6%	20.2%	N/A	2	13.6	<1%	28,358.1
2005	9.7%	10.6%	12.7%	N/A	1	29.5	-	27,018.8
2004	26.4%	27.5%	23.7%	N/A	1	26.7	-	26,858.3
2003	39.0%	40.2%	38.1%	N/A	1	8.1	-	22,518.8
2002	-2.4%	-1.6%	-9.6%	N/A	1	5.8	-	20,245.8
2001	9.8%	10.7%	2.3%	N/A	1	5.9	-	15,061.3

Average Annual Total Returns for the Periods Ended 9/30/2009

	1 Year	3 Years	5 Years	Since Inception January 1, 2001
Composite gross return	-0.4%	-0.4%	6.9%	10.4%
Composite net return	-0.9%	-0.9%	6.2%	9.6%
Russell Midcap Value Index (3)	-7.1%	-5.7%	3.5%	5.9%

1
Although the Composite was created on May 8, 2006, performance information for the Composite is shown since its inception date, January 1, 2001.   The Composite creation date is the date on which the Advisor first grouped the accounts to create a composite.  The Composite inception date is the earliest date for which performance is reported for the Composite - the initial date of the performance record.

2
Net of Investment Management Fees was calculated using actual management fees.  Institutional Fee Schedule: 0.85% on the first $10 million; 0.70% on the next $15 million; 0.60% on the next $25 million; 0.50% on assets over $50 million.

3
The Russell Midcap Value Index, an unmanaged index, is a subset of the Russell Midcap Index, which measures the performance of the stocks of the 800 smallest companies in the Russell 1000® Index, based on market capitalization.  The Russell Midcap Value Index measures the performance of those stocks of the Russell Midcap Index with lower price-to-book ratios and lower relative forecasted growth rates.  Individuals cannot invest directly in an index.

4
Dispersion of annual returns is measured by the equal weighted standard deviation of all accounts in the composite for a full year.  Dispersion marked “N/A” means that the information is not statistically meaningful due to an insufficient number of portfolios in the Composite for the entire year.

5
Prior to January 1, 2006, the Total Firm Assets included all discretionary and non-discretionary assets managed by the Advisor.  Effective January 1, 2006, Total Firm Assets are represented by assets managed by Voyageur Institutional Services (“VIS”), a division of the Advisor.

6	For the period January 1, 2009 through September 30, 2009.

Additional Composite Disclosures

GIPS® Compliance:  The Composite has been prepared and presented in compliance with GIPS®.  Compliance with GIPS® has been verified firm-wide by an independent third party from January 1993 through March 2009.  In addition, a performance examination was conducted beginning on January 1, 2001.  Their report is available upon request.

Composite Methodology:  Returns are time-weighted total rates of return including cash and cash equivalents, income and realized and unrealized gains and losses. Returns are shown net of non-recoverable tax, while recoverable tax is included on a cash basis.  Composite results are weighted by individual portfolio size, using start of period market values.  Portfolios are valued at least monthly or on the date of any contribution/withdrawal greater than 10% within 1 month.  Annual returns are calculated using geometric linking of monthly returns.  An account becomes eligible for inclusion the first full calendar month after funding.  Inclusion may be deferred in cases where it has not been possible to implement the investment strategy.  Terminated accounts leave composites at the end of the calendar month before official notification of termination is received.  Beginning May 8, 2006, when the Composite consists of more than three accounts, Composite policy requires the temporary removal of any portfolio incurring a client initiated significant cash inflow or outflow of at least 10% of portfolio assets.  The temporary removal of such an account occurs at the beginning of the month in which the significant cash flow occurs and the account re-enters the Composite the first full month of being fully invested.  Additional information regarding the treatment of significant cash flows is available upon request.  Except as noted above, results include all discretionary, fee paying accounts of the Advisor.  Additional information on policies for calculating and reporting returns is available on request.

Presentation of Results: Gross returns are presented before management, custodial and other fees but after all trading expenses.  Net returns are calculated after the deduction of the actual management fees.